Filed by Cornerstone BioPharma Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.
Subject Company: Cornerstone BioPharma Holdings, Inc.
Commission File No.: 333-152442
Critical Therapeutics, Inc. and Cornerstone BioPharma Holdings, Inc. gave the following presentation on October 15, 2008:

Pending Merger Between Critical Therapeutics, Inc. and Cornerstone BioPharma Holdings, Inc. October 2008

Safe Harbor Any statements in this presentation about future expectations, plans and prospects for Critical Therapeutics, Inc. ("Critical Therapeutics"), including, without limitation, statements regarding the proposed transaction with Cornerstone BioPharma Holdings, Inc. ("Cornerstone"); future financial and operating results; benefits and synergies of the transaction with Cornerstone; future opportunities for the combined company; future sales and marketing efforts for currently marketed products; possible therapeutic benefits and market acceptance of currently marketed products or product candidates; the progress and timing of product development programs and related trials and regulatory submissions; strategy, future operations, financial position and future revenues or projected costs; prospects, plans and objectives of management; and all other statements that are not purely historical in nature, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "anticipate," "believe," "estimate," "expect," "intend," "target," "may," "plan," "project," "could," "should," "will," "would" and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties relating to: the ability to consummate the proposed transaction with Cornerstone; the continued listing of Critical Therapeutics' common stock on NASDAQ and the ability to achieve and sustain compliance with all NASDAQ listing requirements; the ability to successfully market and sell currently marketed products and product candidates, including the success of co-promotion arrangements; the ability to transition Critical Therapeutics' management team effectively; the ability to develop and maintain the necessary sales, marketing, distribution and manufacturing capabilities to commercialize currently marketed products; patient, physician and third-party payor acceptance of currently marketed products as safe and effective therapeutic products; adverse side effects experienced by patients; the heavy dependence on the commercial success of a small number of currently marketed products; the ability to maintain regulatory approvals to market and sell currently marketed products; the ability to successfully enter into additional strategic co-promotion, collaboration or licensing transactions on favorable terms, if at all; conducting clinical trials, including difficulties or delays in the completion of patient enrollment, data collection or data analysis; the results of preclinical studies and clinical trials with respect to products under development and whether such results will be indicative of results obtained in later clinical trials; the ability to obtain the substantial additional funding required to conduct our development and commercialization activities; the dependence by Critical Therapeutics on its strategic collaboration with MedImmune, Inc.; and the ability to obtain, maintain and enforce patent and other intellectual property protection for currently marketed products and product candidates. These and other risks are described in greater detail in the "Risk Factors" section of the Registration Statement on Form S-4 filed by Critical Therapeutics with respect to the proposed transaction with Cornerstone and other filings that Critical Therapeutics makes with the Securities and Exchange Commission ("SEC"). If one or more of these risk factors materialize, or if any underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, the forward-looking statements in this presentation reflect the expectations and beliefs of Critical Therapeutics only as of the date hereof. Critical Therapeutics anticipates that subsequent events and developments will cause these expectations and beliefs to change. However, while Critical Therapeutics may elect to update these forward-looking statements publicly at some point in the future, it specifically disclaims any obligation to do so, except as required by law, whether as a result of new information, future events or otherwise. In general, except as specifically indicated, forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, business development transactions, joint ventures or investments, other than the proposed transaction with Cornerstone. These forward-looking statements should not be relied upon as representing the views of Critical Therapeutics as of any date subsequent to the date of this presentation.

Safe Harbor Important Additional Information In connection with the proposed transaction with Cornerstone, Critical Therapeutics has filed with the SEC, and has mailed to its stockholders of record as of September 29, 2008, a Registration Statement on Form S-4 that includes a definitive Proxy Statement/Prospectus ("the Definitive Proxy Statement/Prospectus"). The Registration Statement and the Definitive Proxy Statement/Prospectus contain, important information about Critical Therapeutics, Cornerstone, the proposed transaction and related matters. Investors and security holders are urged to read carefully the Registration Statement and the Definitive Proxy Statement/Prospectus. Investors and security holders may obtain free copies of the Registration Statement and the Definitive Proxy Statement/Prospectus and other documents filed with the SEC by Critical Therapeutics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Definitive Proxy Statement/Prospectus from Critical Therapeutics by contacting Critical Therapeutics, Inc., Attn: Chief Financial Officer, 60 Westview Street, Lexington, MA 02421. Critical Therapeutics and Cornerstone, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement entered into by Critical Therapeutics and Cornerstone. Information regarding Critical Therapeutics' directors and executive officers is contained in Critical Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2007, as amended, its Proxy Statement dated April 25, 2008 with respect to Critical Therapeutics' 2008 annual meeting of stockholders, its Current Reports on Form 8-K dated April 24, 2008, July 16, 2008 and September 16, 2008 and the Definitive Proxy Statement/Prospectus with respect to the proposed transaction with Cornerstone, each of which are filed with the SEC. Information regarding Cornerstone's directors and executive officers is contained in the Definitive Proxy Statement/Prospectus. Additional information regarding the interests of these and other persons who may be deemed to be participants in the proposed transactions may be obtained by reading the Registration Statement and the Definitive Proxy Statement/Prospectus. As of September 15, 2008, all directors and executive officers of Critical Therapeutics, and their affiliates, beneficially owned, in the aggregate, approximately 23.2% of Critical Therapeutics' common stock. Assuming that the merger had been consummated on September 15, 2008, Cornerstone's executive officers and directors, and their affiliates, would beneficially own, in the aggregate, approximately 50% of the outstanding common stock of the combined company. Following consummation of the merger, Critical Therapeutics will change its name to Cornerstone Therapeutics Inc. Cornerstone Therapeutics Inc.(tm) is a trademark of Cornerstone BioPharma Holdings, Inc. d/b/a Cornerstone Therapeutics.

Merger Overview

Strategic Rationale CORNERSTONE Experienced sales force Portfolio of respiratory products Net income positive 2007 and 2008 YTD Development expenditure focused on life cycle management of drugs CRITICAL Small sales force Single drug in market Significant capital investment to date R&D focus COMBINED COMPANY Broader sales force reach Enhanced respiratory portfolio Potential for significant overhead savings Development expenditure to be focused on life cycle management of drugs

Current CRTX Situation Challenges facing CRTX Sustainability of CRTX's hybrid business model Specialty pharmaceutical business Significant infrastructure required One product company Negative cash flow Drug development business R&D programs require additional funding to get to value proposition point Capital market environment Declining stock price despite achievement of business and regulatory initiatives (reduced cash burn, signed co-promotion deal with DEY, gained FDA approval of ZYFLO CR(r), launched ZYFLO CR) Difficult financing environment for small cap biotechs

Transaction Highlights Stock-for-stock merger with Cornerstone CRTX to issue approximately 101.5 MM shares, subject to adjustment from proposed reverse stock split Combined company will be renamed Cornerstone Therapeutics Inc. and, subject to NASDAQ approval, will continue to trade under ticker symbol "CRTX" Pro Forma Ownership 70% Cornerstone stockholders (including options and warrants) 30% Critical stockholders (not including options and warrants) Target timeline October 6, 2008: Definitive Proxy Statement/Prospectus filed with SEC October 31, 2008: Expected stockholder meeting and closing of merger

Cornerstone Therapeutics TM

Company Overview Profitable respiratory-focused specialty pharmaceutical company Sales force of 52 representatives, targeting respiratory-focused physicians and key retail pharmacies Further representatives to be added from Critical Corporate headquarters in Cary, NC Four key marketed products currently promoted Spectracef(r) (cefditoren pivoxil) Oral antibiotic for the treatment of mild-to-moderate infections associated with particular respiratory tract infections Three AlleRx(r) products (Dose Pack, Dose Pack DF, Dose Pack PE) Oral tablets indicated for the temporary relief of symptoms associated with allergic rhinitis Additional revenue generating products Late-stage development pipeline sNDA for Spectracef (r) 400mg approved in July 2008 Six submissions for regulatory approval targeted in 2009-2010

Leadership Team Management Management Management Name Position with Combined Company Current Position (with Cornerstone except as noted) Craig Collard President & CEO President & CEO George Esgro VP, Sales and Marketing VP, Sales Brian Dickson, MD Chief Medical Officer Chief Medical Officer Steven Lutz EVP, Manufacturing & Trade EVP, Commercial Operations David Price EVP, Finance & CFO EVP, Finance & CFO Chenyqua Baldwin VP, Finance, Chief Accounting Officer and Controller VP, Finance Scott Townsend EVP, Legal SVP, Legal (CRTX)

Leadership Team Board of Directors Board of Directors Name Affiliation Craig Collard President & CEO, Cornerstone Alastair McEwan Chairman of the Board, Cornerstone Christopher Codeanne COO and CFO, Oncology Development Partners, LLC Michael Enright CFO, Atlantic Search Group, Inc. Michael Heffernan President & CEO, Collegium Pharmaceutical, Inc.

Corporate Strategy Existing Products and Market Share Spectracef(r) Zyflo CR(r) AlleRx(r) Acquire/Develop Late Stage Currently Marketed Finalize Internal Development Out-License Alpha 7 HMGB1 DESI/Unapproved Products Reduce reliance on DESI products Sustainable Earnings Brand the Company Grow L & D Transition

Cornerstone Product Portfolio Products Promoted by Cornerstone Products Promoted by Cornerstone Product Indication Spectracef Mild to moderate infection AlleRx Dose Pack Allergic Rhinitis AlleRx Dose Pack DF Allergic Rhinitis AlleRx Dose Pack DE Allergic Rhinitis Other Marketed Products Other Marketed Products AlleRx-D Allergic Rhinitis AlleRx Suspension Nasal Inflammation and Congestion Balacet 325 Mild to Moderate pain Propoxyphene-APA 100-325 Mild to Moderate Pain Propoxyphene-APA 100-500 Mild to Moderate Pain Hyomax range Functional intestinal disorders

SPECTRACEF Overview Acquired U.S. Rights from Meiji Seika in Q4:06 Has demonstrated response to promotion Third-generation cephalosporin (cefditoren pivoxil) indicated for the treatment of respiratory tract infections 2007 Net Sales: $6.9 MM Life Cycle Management Strategy SPECTRACEF 400 mg SPECTRACEF Once Daily SPECTRACEF Suspension

1/4/2008 1/11/2008 1/18/2008 1/25/2008 2/1/2008 2/8/2008 2/15/2008 2/22/2008 2/29/2008 3/7/2008 3/14/2008 3/21/2008 3/28/2008 4/4/2008 4/11/2008 4/18/2008 4/25/2008 5/2/2008 5/9/2008 5/16/2008 5/23/2008 5/30/2008 6/6/2008 6/13/2008 6/20/2008 6/27/2008 7/4/2008 7/11/2008 7/18/2008 7/25/2008 8/1/2008 8/8/2008 8/15/2008 8/22/2008 8/29/2008 9/5/2008 9/12/2008 9/19/2008 9/26/2008 0.013 0.013 0.014 0.015 0.015 0.015 0.014 0.015 0.016 0.015 0.014 0.015 0.015 0.014 0.014 0.013 0.013 0.012 0.013 0.012 0.012 0.012 0.011 0.012 0.012 0.012 0.013 0.013 0.012 0.013 0.013 0.012 0.016 0.017 0.018 0.019 0.018 0.016 0.018 Spectracef TRx Market Share Weekly TRx Market Share, Calendar Year-to-Date TRx and Market Dollars: Wolters Kluwer, September 2008 Audited Total Market Dollar Sales = $787MM Calendar 2007 Spectracef Price Increase 3/24/08

ALLERX Dose Packs Overview Acquired U.S. rights from Adams Respiratory in Q4:05 Three day/night oral formulations indicated for allergic rhinitis containing: antihistamine (chlorpheniramine) anticholinergic (methscopolomine) Two of the ALLERX Dose Packs contain a decongestant (pseudoephedrine or phenylephrine) while one is decongestant free 2007 Net Sales: $13.5 MM Life Cycle Management Four line extensions launched since acquisition

2004 2005 2006 2007 2008 Total Pills 9638459 9780719 10516531 12655691 15106019 AlleRx Dose Pack Market The AlleRx Dose Pack Market includes AlleRx Dose Pack and its generics, plus AlleRx DF and AlleRx PE *Total Pills Shipped - Wolters Kluwer, September 2008 ** 2007 Actuals vs. 2008 Projected (Jan - Aug Actuals Annualized) Acquired - February 2005 7.5% Growth 2005 to 2006 20% Growth 2006 to 2007 **19% Growth 2007 to 2008

ZYFLO CR and ZYFLO Overview Acquired Worldwide Rights from Abbott in 2003 Two formulations of zileuton indicated for prophylaxis and chronic treatment of asthma ZYFLO CR - Controlled-release NDA approved by FDA in 2007 ZYFLO - Immediate-release sNDA approved by FDA in 2005; NDA in 1996 Only FDA-approved leukotriene synthesis inhibitors 2007 Net Sales: $ 11.0MM

Jan Feb Mar Apr May Jun Jul Aug 4738 4422 5195 5548 5279 5461 5226 5088 Zyflo* Monthly TRx *Combined Zyflo and Zyflo CR TRxN TRxN: Calculation based on TRx and TRx Quantity (total pills) - Wolters Kluwer, September 2008

Development Pipeline YEAR YEAR YEAR YEAR YEAR YEAR 2007 2008 2009 2010 Patent SPECTRACEF 400 mg (Antibiotic) 2016 CBP 067 & 069 (Antihistamine and antitussive combination) Pending (2025) SPECTRACEF once daily (Antibiotic) Pending (2023) SPECTRACEF suspension (Antibiotic) 2016 CBP 058 (Antihistamine & Anticholinergic) Pending (2024) P r o d u c t s

Financial review

Cornerstone Statements of Operations ($ in thousands) Six Months Ended (Unaudited) Six Months Ended (Unaudited) Year Ended Year Ended ($ in thousands) June 30, 2008 June 30, 2007 Dec 31, 2007 Dec 31, 2006 Net Revenues $23,512 $14,203 $28,071 $22,117 Operating Income 4,385 2,196 2,441 970 Net Income (loss) 2,824 1,005 570 (305)

Year Ended December 31, Year Ended December 31, Year Ended December 31, Six Months to June 30, Six Months to June 30, Product Indication 2007 2006 2008 ZYFLO(r)/ZYFLO CR Asthma $11,008 $6,647 $7,227 ALLERX Dose Pack Allergic rhinitis 11,103 11,349 6,015 ALLERX Dose Pack DF Allergic rhinitis 967 1,807 2,554 ALLERX Dose Pack PE Allergic rhinitis 1,439 1,342 3,935 SPECTRACEF Mild-to-moderate infections 6,886 271 1,795 Other products 7,676 7,348 9,213 Total Net Product Sales Total Net Product Sales $39,079 $28,764 $30,739 Combined Product Revenue ($ in thousands)

Strategic Rationale for Merger with Cornerstone Creates a larger respiratory-focused specialty pharmaceutical company Multiple marketed products and product opportunities Focus on specialty pharmaceutical business model CRTX early stage R&D provides potential for out-licensing opportunities Strengthens and diversifies revenue base Reduces risk associated with relying on revenue from a single product Significant potential synergies in consolidating infrastructures Fully leverages sales force Creates opportunity to increase sales force productivity via detailing multiple products Enhances platform for future growth Critical mass increases ability to develop, acquire and grow additional products